UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

Activision, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.000001 Par Value Per Share
(Title of Class of Securities)

004930202
(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Robert A. Kotick
Chairman of the Board of Directors and Chief Executive Officer
Activision, Inc.
3100 Ocean Park Boulevard
Santa Monica, California 90405
(310) 255-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Rod J. Howard	Stephanie C. Evans
Wilmer Cutler Pickering Hale and Dorr LLP	Wilmer Cutler Pickering Hale and Dorr LLP
1117 California Avenue	1875 Pennsylvania Avenue
Palo Alto, CA 94304	Washington, DC 20006
(650) 858-6000	(202) 663-6000

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐   third party tender offer subject to Rule 14d-1.

☒   issuer tender offer subject to Rule 13e-4.

☐   going-private transaction subject to Rule 13e-3.

☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

Introductory Statement

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Activision, Inc., a Delaware corporation (the “Company”) with the Securities and Exchange Commission (the “SEC”) on June 7, 2007, as amended by Amendment No. 1 thereto filed with the SEC on June 15, 2007, relating to an offer (the “Offer”) by the Company to amend the Eligible Options (as defined in the Schedule TO) held by Eligible Holders (as defined in the Schedule TO).  Except as amended and supplemented by this Amendment No. 2 and Amendment No. 1 to the Schedule TO and Offer to Amend the Exercise Price of Certain Options, dated June 7, 2007 (the “Offer to Amend”), all terms of the Offer to Amend and all disclosures in the Schedule TO and the exhibits thereto remain unchanged.

Item 4.    Terms of the Transaction

Item 4 of the Schedule TO is hereby amended to add the following final paragraph:

The Offer expired at 5:00 p.m., Pacific Time, on July 6, 2007.  Pursuant to the terms of the Offer, the Company has accepted for amendment Eligible Options to purchase an aggregate of 6,064,593 shares of the Company’s common stock.   The Company has amended the Eligible Options accepted for amendment effective immediately following the expiration of the Offer in accordance with the terms of the Offer.  Eligible Holders whose Eligible Options have been amended in accordance with the terms of the Offer will receive promises to make cash payments in the aggregate amount of $4,031,206 in accordance with the terms of the Offer.

This Amendment No. 2 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

ACTIVISION, INC.

/s/ Thomas Tippl
Thomas Tippl
Chief Financial Officer of Activision Publishing, Inc. & Principal Financial Officer of Activision, Inc.

Date: July 9, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Amend the Exercise Price of Certain Options, dated June 8, 2007
(a)(1)(B)*	Draft E-mail to All Eligible Holders
(a)(1)(C)*	Election Form
(a)(1)(D)*	Form of Amendment to Stock Option Agreements and Promise to Make Cash Payment
(a)(1)(E)*	Form of Acknowledgement of Election Form
(a)(1)(F)*	Reminder E-mails to Eligible Holders
(a)(1)(G)(i)	Form of Stock Option Certificate under Activision, Inc.’s 1998 Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.1 of Activision’s Form 8-K, filed May 31, 2005)
(a)(1)(G)(ii)

Activision, Inc. 1998 Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.4 of Activision’s Form 10-Q for the quarter ended September 30, 2001 filed November 13, 2001 and the amendment thereto incorporated by reference Exhibit 10.2 to the Company’s Form 8-K filed on September 20, 2006)

(a)(1)(G)(iii)	Form of Stock Option Certificate under Activision, Inc.’s 1999 Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.2 of Activision’s Form 8-K, filed May 31, 2005)
(a)(1)(G)(iv)

Activision, Inc. 1999 Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.1 of Activision’s Form 10-Q for the quarter ended June 30, 2002 filed August 14, 2002 and the amendment thereto incorporated by reference Exhibit 10.3 to the Company’s Form 8-K filed on September 20, 2006)

(a)(1)(G)(v)	Form of Stock Option Agreement under Activision, Inc.’s 2001 Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.3 of Activision’s Form 8-K, filed May 31, 2005)
(a)(1)(G)(vi)

Activision, Inc. 2001 Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.2 of Activision’s Form 10-Q for the quarter ended June 30, 2002 filed August 14, 2002 and the amendment thereto incorporated by reference Exhibit 10.4 to the Company’s Form 8-K filed on September 20, 2006)

(a)(1)(G)(vii)

Activision, Inc. 2002 Incentive Plan, as amended, and Form of Stock Option Agreement (incorporated herein by reference to Exhibit 10.1 of Activision’s Form 10-Q for the quarter ended June 30, 2003 filed August 4, 2003 and the amendment thereto incorporated by reference Exhibit 10.5 to the Company’s Form 8-K filed on September 20, 2006)

(a)(1)(G)(viii)

Activision, Inc. 2002 Studio Employee Retention Incentive Plan, and Form of Stock Option Agreement (incorporated herein by reference to Exhibit 4.1 of Activision’s Form S-8, Registration No. 333-103323 filed on February 19, 2003 and the amendment thereto incorporated by reference Exhibit 10.7 to the Company’s Form 8-K filed on September 20, 2006)

(a)(1)(G)(ix)	Form of Stock Option Agreement under Activision, Inc.’s 2003 Incentive Plan (incorporated herein by reference to Exhibit 10.5 of Activision’s Form 8-K, filed May 31, 2005)
(a)(1)(G)(x)	Form of Stock Option Agreement (Executive) under Activision, Inc.’s 2003 Incentive Plan (incorporated herein by reference to Exhibit 10.40 of Activision’s Form 10-K for the year ended March 31, 2005)
(a)(1)(G)(xi)

Form of Stock Option Agreement (Non-Executive) under Activision, Inc.’s 2003 Incentive Plan (incorporated herein by reference to Exhibit 10.41 of Activision’s Form 10-K for the year ended March 31, 2005)

(a)(1)(G)(xii)

Activision, Inc. Amended and Restated 2003 Incentive Plan, effective as of July 26, 2005 (incorporated herein by reference to Exhibit 10.1 of Activision’s Form 10-Q for the quarter ended June 30, 2005 filed August 4, 2005 and the amendment thereto incorporated by reference Exhibit 10.9 to the Company’s Form 8-K filed on September 20, 2006)

(a)(1)(H)**	Questions & Answers Regarding Offer to Amend the Exercise Price of Certain Options
(a)(1)(I)**	Draft Email to Eligible Holders Regarding Amendment No. 1 to Schedule TO
(b)	Not applicable
(c)	Not applicable
(d)	Not applicable

*Previously filed with the Schedule TO as filed with the Securities and Exchange Commission on June 7, 2007, and incorporated herein by reference.

**Previously filed with Amendment No. 1 to the Schedule TO as filed with the Securities Exchange Commission on June 15, 2007, and incorporated by herein by reference.